Hogan Lovells US LLP 1601 Wewatta Street, Suite 900 Denver, CO 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com

August 31, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Sergio Chinos, Staff Attorney
Erin Purnell, Staff Attorney
Melissa Raminpour, Accounting Branch Chief
Heather Clark, Staff Accountant

Re:	Laird Superfood, Inc.
Registration Statement on Form S-1
Submitted August 31, 2020
CIK No. 1650696

Ladies and Gentlemen:

On behalf of Laird Superfood, Inc. (the “Company”), we hereby submit this letter in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 3, 2020, with respect to draft submission No. 3 of the draft registration statement on Form S-1 that was confidentially submitted by the Company to the Commission on July 24, 2020 (the “Draft Registration Statement”).

In response to the Staff’s comment, the Company has revised the Draft Registration Statement and is filing via EDGAR a registration statement on Form S-1 (the “Registration Statement”) with this response letter. Set forth below in bold is the Staff’s comment, followed immediately by the Company’s response. In addition to addressing the Staff’s comment, the Company has revised the Draft Registration Statement to update certain other disclosures.

Amendment No. 2 to DRS

Supply Chain, page 91

1.

We note your disclosure on page 30 that you depend on a small number of suppliers to provide your raw materials. To the extent material, please disclose the names of your suppliers in accordance with Item 101(h)(4)(v) of Regulation S-K.

United States Securities and Exchange Commission

August 31, 2020

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 91 of the Registration Statement to disclose that Stauber Performance Ingredients is the sole supplier of Aquamin to the Company.

In addition, the Company has added disclosure that it purchases substantial portions of its roasted coffee products from one supplier, coconut milk powder from two suppliers, and coconut water powder from one supplier. However, because there are multiple sources of roasted coffee products, coconut milk powder and coconut water powder available to the Company at similar qualities, quantities and prices, the Company does not believe that these suppliers are material to its business and has omitted the names of such suppliers from the Registration Statement.

*        *         *

Please do not hesitate to contact the undersigned at (303) 454-2449 if you have any questions or would like any additional information.

Sincerely,

/s/ David R. Crandall

David R. Crandall

cc:	Paul Hodge, Laird Superfood, Inc.
Valerie Ells, Laird Superfood, Inc.
Andrew J. McCormick, Laird Superfood, Inc.
Thomas S. Levato, Goodwin Procter LLP